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FILE NO: 77051.2
October 14, 2010
VIA EDGAR
Ms. Kristina Aberg
Ms. Sonia Gupta Barros
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Summit Hotel OP, LP Amendment No. 2 to Registration Statement on Form S-4 Filed on October 14, 2010 File No. 333-168685
Dear Ms. Aberg and Ms. Barros:
As counsel to, and on behalf of, Summit Hotel OP, LP, a Delaware limited partnership (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-4 (File No. 333-168685) (the “Registration Statement”) and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated October 8, 2010.
For convenience of reference, each Staff comment contained in your October 8, 2010 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.
We have provided to each of you a courtesy copy of this letter and two courtesy copies of Amendment No. 2 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to Pre-Effective Amendment No. 1 to the Registration Statement filed with the Commission on September 23, 2010 (the “Blackline”). The changes reflected in Amendment No. 2 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. Unless otherwise indicated, all page references in our responses refer to the pages of the Blackline. Capitalized
ATLANTA AUSTIN BANGKOK BEIJING BRUSSELS CHARLOTTE DALLAS HOUSTON LONDON LOS ANGELES
McLEAN MIAMI NEW YORK NORFOLK RALEIGH RICHMOND SAN FRANCISCO WASHINGTON
www.hunton.com

Ms. Kristina Aberg
Ms. Sonia Gupta Barros
October 14, 2010

terms used and not otherwise defined in this response letter shall have the meanings set forth in the Registration Statement.
General
1.	We have reviewed your response to comment one of our letter dated September 8, 2010 and the supplemental materials provided. We note that you have only provided supporting documents for some of the studies and reports that you cite in the prospectus. Please provide us with copies of any study or report that you cite or on which you rely. Clearly mark the materials to identify the portions that support your disclosure. We note the following statements by way of example only:
•	“In mid-2008, U.S. lodging demand started to decline as a result of the economic recession which caused industry-wide RevPAR to decline for the year, as reported by Smith Travel Research. Throughout 2009, the decrease in lodging demand accelerated, with RevPAR down 16.7% for the year according to Smith Travel Research,” page 150;

•	“According to Lodging Econometrics, during the second quarter of 2010, approximately 68,000 new hotel rooms were under construction in the U.S., as compared to approximately 242,000 rooms under construction in the second quarter of 2008, a decline of 72%,” page 180; and

•	“. . .according to Bloomberg, upcoming maturities with approximately $28.4 billion of hotel-related commercial mortgage-backed securities, or CMBS, are scheduled to mature through 2013 and a significant number of additional maturities are expected between 2015 and 2017,” page 182.
RESPONSE: The Company is providing to the Staff on a supplemental basis the third-party studies and reports cited in Amendment No. 2 or on which the Company relied, marked to identify the portions corresponding to the Company’s disclosures in Amendment No. 2. The page numbers written next to the circled data in the third-party reports indicate the page numbers of Amendment No. 2 containing the corresponding disclosure, which is also circled and cross-referenced to the third-party reports for ease of reference.
2.	We note your response to comment seven of our letter dated September 8, 2010. Please tell us how the support you have provided us provides a basis for your statement that you are a “leading” hotel owner.
RESPONSE: The Company advises the Staff that the list of hotel owners and developers that the Company provided supports the statement that the Company is a “leading” hotel

Ms. Kristina Aberg
Ms. Sonia Gupta Barros
October 14, 2010

owner. The list is produced each year by an independent third party, Hotel Business of ICD Publications, Inc. Out of all of the hotel owners and developers, only 100 are included on Hotel Business’s “Top 100 Hotel Owners & Developers” list. The Company ranked number 24 on that list for 2010, above 75% of all of the companies on that list, which list represents a small fraction of the total number of hotel owners and developers. The Company believes that it is reasonable to conclude on the basis of this information that the Company is a “leading” hotel owner.
What are the risks I should consider in deciding whether to vote... page iv
3.	We have reviewed your response to comment 10 of our letter dated September 8, 2010 and reissue that comment in part. Please also include a statement that the REIT may be required to issue stock to satisfy its distribution requirements. Please make conforming changes to the Summary section.

RESPONSE: The Company has revised the disclosure on pages v and 2 in response to the Staff’s comment.

4.	We have reviewed your response to comment 11 of our letter dated September 8, 2010, but we are unable to locate the added disclosure. Please advise.

RESPONSE: The Company respectfully submits that its does not believe that members of Summit Hotel Properties, LLC will experience dilution on a book value per share basis upon the closing of the IPO. However, the Class A and Class A-1 members will experience loss of their priority returns and the Company disclosed this loss of priority returns on pages v and 2 in Amendment No. 1 in response to the Staff’s comment 11.
Distribution Policy, page 80
5.	Please revise your filing to remove any projections related to your initial dividend distribution, including the table on page 80. Due to the difficulty in predicting future cash flows, it is not appropriate for owners of hotels, which are not leased to unrelated third parties, to project an initial dividend distribution where there is limited operating history, a change in flags or a change in the management company.
RESPONSE: The Company believes that an estimate of its initial dividend is an important factor for LLC members to consider in voting on the merger as well as for potential investors in the IPO to consider in making an investment decision and respectfully submits its belief that the circumstances of the transactions warrant the inclusion of this information. The Company supplementally advises the Staff that the Company does not

Ms. Kristina Aberg
Ms. Sonia Gupta Barros
October 14, 2010

have a limited operating history. The LLC’s predecessor entities commenced operations in 1991 and the LLC took its current form in 2004. Aside from re-branding efforts the Company undertook at the time of purchasing some hotels, the LLC has only changed hotel franchise brands on four of its 65 hotels. Further, the Company expects Interstate Management Company, LLC (“Interstate”), the new third-party hotel management company that will assume management of the hotels from The Summit Group upon completion of the IPO, to retain substantially all of the current personnel of The Summit Group that has historically managed the hotel portfolio. Interstate has advised the Company that effective upon Interstate’s commencement of management, Interstate intends to offer continued employment to substantially all of the senior hotel management personnel of The Summit Group currently operating the Company’s hotels as follows:
•	58 of the 58 general managers;

•	28 of the 28 assistant general managers;

•	43 of the 43 directors of sales;

•	7 of the 8 regional directors of operations (with the hotels currently assigned to the 8th being reallocated to the other seven regional directors of operations);

•	the regional sales manager;

•	the head of human resources; and

•	both of the revenue managers.
In aggregate, the Company expects approximately 99% of Summit Group hotel employees to continue their roles in managing the Company’s hotels after completion of the IPO. Interstate has advised the Company that Interstate intends to assume leased office space for current LLC employees in Sioux Falls, South Dakota for accounting and other staff that Interstate intends to retain.
As set forth in the Company’s prior response to the Staff’s prior comment and as noted above, the Company believes that the estimated initial dividend is an important factor for investors to consider. Further, in light of the LLC’s previous payment of 10% and 8% priority returns (based on original investment) on Class A and Class A-1 LLC membership interests, respectively, under its operating agreement, the Company believes it is particularly important to provide disclosure to LLC members about the expected distributions on the OP units issuable in the merger in connection with these investors making an investment decision whether to exchange their LLC membership interests in the merger for potentially lower-yielding OP units.

Ms. Kristina Aberg
Ms. Sonia Gupta Barros
October 14, 2010

Given the importance of the information, the Company’s significant operating history with respect to the hotels, consistent brand approach and the expected continuity in the day-to-day management of the Company’s hotels, the Company respectfully requests that the Staff reconsider this comment.
The Merger; The Agreement and Plan of Merger, page 65
6.	We have reviewed your response to comment 33 of our letter dated September 8, 2010 and reissue that comment. On page 159 you refer to various lender consents that you have yet to obtain. Please disclose if receipt of consents from these lenders is a condition to closing of the merger. If so, please disclose if such condition is waivable and if failure to obtain such consents would result in a default or breach of the underlying loan agreements.

RESPONSE: The Company has revised the disclosure on pages 66 and 160 in response to the Staff’s comment. The Company will update this disclosure based upon receipt of additional consents prior to effectiveness of the Registration Statement.
Opinion of JMP Securities, page 70
7.	We have reviewed your response to comment 40 of our letter dated September 8, 2010. Please tell us why the actual range is not a definitive stated metric and why the actual range was not used.

RESPONSE: The Company advises the Staff that the “price per room” metric is calculated by dividing the valuation of the hotel by the number of rooms. It is not calculated using the daily room rate or annual revenue per room. With respect to real estate valuation, an actual, definitive valuation is only determined upon the sale of a hotel, which occurs infrequently. A sale of a hotel occurs at a moment in time and is necessarily subject to the prevailing market conditions at such moment in time. As prevailing market conditions change over time, so does the implied valuation of the hotel property. Consequently, efforts to calculate or assign a valuation to a hotel property are merely estimates that are based on a variety of factors. As a result, there is no actual range or definitive stated metric that can be used in such a valuation analysis.
Tax Protection Agreements, page 78
8.	Please revise your disclosure to quantify, if practicable, the maximum amount of cash you may be obligated to pay out under the tax protection agreements.

Ms. Kristina Aberg
Ms. Sonia Gupta Barros
October 14, 2010

RESPONSE: The Company has added disclosure on page 79 in response to the Staff’s comment.
Management’s Discussion and Analysis and Results of Operations, page 148
9.	Please disclose the amount of accrued and unpaid priority returns on the Class A and Class A-1 membership interests through a recent practicable date and any additional amounts you expect to pay through the closing date of the IPO.

RESPONSE: The Company has added disclosure on page 159 in response to the Staff’s comment.
Franchise Agreements, page 91
Hotel Management Agreements, page 92
10.	We have reviewed your response to comment 49 of our letter dated September 8, 2010. Please confirm that you will provide greater details of your hotel management agreements at such time as you have a clearer understanding of the material terms of the agreements. Please also disclose the terms of your franchise agreements.

RESPONSE: The Company has added disclosure on pages 188 through 191 in response to the Staff’s comment. The Company believes the key terms of its franchise agreements, which are standard franchise agreements utilized by the franchisors, are disclosed on pages 187 and 188 of Amendment No. 2.
Annex D: Opinion of JMP Securities, page D-1
11.	We have reviewed your response to comment 34 of our letter dated September 8, 2010 and note that you have made revisions to the disclosure in the prospectus. We note, however, that the opinion provided by JMP Securities still contains the limitation that the opinion was directed to the special committee only in connection with its consideration or the merger. Please remove this limitation.

RESPONSE: The language in the opinion reproduced on page D-3 has been revised in response to the Staff’s comment.
Draft Legal Opinion
12.	Please tell us why you have not included an opinion as to the assessability of the OP Units. Please refer to Item 601(b)(5) of Regulation S-K. To the extent the OP Units are

Ms. Kristina Aberg
Ms. Sonia Gupta Barros
October 14, 2010

assessable, please disclose this fact in the description of the OP Units section in the prospectus and consider including a risk factor.
RESPONSE: Unlike common stock issued by a corporation in accordance with Section 152 of the Delaware General Corporation Law, limited partnership interests issued by a limited partnership under the Delaware Revised Uniform Limited Partnership Act may be assessed in the form of additional required capital contributions. Therefore, non-assessability is not a concept properly applied to a limited partnership interest in Delaware. As a result, the Exhibit 5.1 opinion for the S-4 does not discuss the assessability of the OP units as does the Exhibit 5.1 opinion for the Form S-11 relating to the assessability of Summit REIT’s common stock. The Company has added disclosure on page 88 of Amendment No. 2 to provide more information about required capital contributions.
If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (804) 788-7336 or David C. Wright at (804) 788-8638.

Very truly yours, /s/ Edward W. Elmore, Jr. Edward W. Elmore, Jr.

cc:	Kerry W. Boekelheide Daniel P. Hansen James E. Showen, Esq. Kevin L. Vold, Esq.